Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna announces first gold pour at its Lindero Mine in Argentina

Vancouver, October 20, 2020 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to report the first gold pour from its Lindero Mine located in the Province of Salta in Argentina. The pour took place today, on Tuesday, October 20, 2020, and produced 728 ounces of gold.

Jorge A. Ganoza, President, CEO and Director, commented, “The first gold pour at Lindero, our third mine in the Americas, is a significant achievement for the Company as we advance the mine’s ramp-up phase towards commercial production in the first quarter of 2021. Lindero is a mine with reserves for a projected life of thirteen years and is a pillar in Fortuna’s asset portfolio.” Mr. Ganoza continued, “I want to take this opportunity to commend our Salta based team’s commitment and hard work in achieving this milestone, especially in the context where COVID-19 related restrictions continue to pose multiple limitations.” Mr. Ganoza concluded, “If conditions permit, we look forward to hosting an on-site inauguration ceremony of Argentina’s newest gold mine with provincial and federal authorities early next year.”

Lindero Mine first gold pour

We invite you to follow Lindero’s progress by viewing the Lindero Mine’s photo gallery on our website.

Qualified Person

Eric Chapman, Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release.

About the Lindero gold Mine, Argentina

In September 2017, the commencement of construction at Lindero was officially launched (refer to Fortuna news releases dated September 21, 2017 and December 21, 2017). Lindero has been designed as an 18,750 tonnes per day owner operated open pit mine with a pit life of 13 years based on current Mineral Reserves. Crushed ore will be placed on a leach pad with the pregnant solution pumped to SART and ADR plants prior to electrowinning and refining where gold will be poured to doré bars. The Company is advancing Lindero’s ramp up phase as per the plan outlined in Fortuna news release dated May 8, 2020.

Management reiterates total construction capital expenditures of between US$314.0 million and US$320.0 million as per the updated construction and commissioning schedule (refer to Fortuna’s news release dated May 8, 2020).  This represents an increase of 28 percent from the September 2017 feasibility estimate. The technical report of the Lindero Mine is available on SEDAR at www.sedar.com and on the Company’s website.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the timing of construction, commissioning, ramp-up activities, and commercial production at the Lindero Project which are subject to COVID-19 related constraints; the modified construction and production timeline, the total funding requirements, the estimated metallurgical recovery rates, the estimated production at Lindero; the average head grades and stripping ratios; the amount of contained ounces of gold from ore placed on the leach pad; and the estimated mineral reserves and mine life. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “scheduled”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, the worldwide economic and social impact of COVID-19, the duration and extent of COVID-19, changes in general economic conditions and financial markets; the re-imposition of government restrictions on business related to COVID-19; any positive cases of COVID-19 at the Project site or in the area which may cause a reduction or suspension in operations and activities and which may ultimately affect and delay the modified construction and production timeline; changes in prices for silver and other metals; the amount of contained ounces of gold from ore placed on the leach pad; the timing of commercial production; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the management of the worldwide economic and social impact of COVID-19, that the duration and extent of COVID-19 is minimized and not long-term, the expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting construction, activities and operations at Lindero, there will be no changes in laws or regulations which may affect the Company’s operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.